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                              May 20, 2022

       Danilo M. Rapadas
       Senior Vice President, General Counsel and Chief Risk Officer BankGuam Holding Company
       111 W Chalan Santo Papa
       Hag  t  a, Guam 96910

                                                        Re: BankGuam Holding
Company
                                                            Schedule 13E-3
filed April 26, 2022
                                                            File No. 005-86694
                                                            Preliminary Proxy
Statement on Schedule 14A filed April 25, 2022
                                                            File No. 000-54483

       Dear Mr. Rapadas:

              We have reviewed your filings and have the following comments on the preliminary proxy statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 filed April 25, 2022 and Preliminary Proxy Statement filed April 26, 2022

       Substantive Fairness (PRE14A), page 28

   1. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person
s fairness determination and should be discussed in reasonable detail.
                                                        See Question Nos. 20
and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).
                                                        Please revise this
section to either include the factors described in clauses (iii), (iv) and
                                                        (viii) of Instruction 2
to Item 1014 or explain why such factors were not deemed material or relevant. We note
the disclosure on the bottom of page 28 regarding the Special
                                                        Committee   s, as
opposed to the Board's, adoption of Mercer Capital   s analyses and
                                                        conclusions with
respect to going concern value. However, such statement does not
                                                        satisfy the Board   s
obligation to provide the disclosure described in Item 1014(a) and
                                                        Instruction 2 thereto.
To the extent applicable, the Board may similarly adopt the analyses and conclusions of
Mercer Capital with respect to going concern value.
 Danilo M. Rapadas
BankGuam Holding Company
May 20, 2022
Page 2
General

2. Please revise the proxy statement to provide the legend required by Exchange Act 13e-
       3(e)(1)(iii). Refer to paragraph 1 of the Instructions to Paragraph
(e)(1).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameDanilo M. Rapadas
                                                            Division of
Corporation Finance
Comapany NameBankGuam Holding Company
                                                            Office of Mergers &
Acquisitions
May 20, 2022 Page 2
cc:       Stephen Hinton, Esq.
FirstName LastName